FEE APPORTIONMENT AGREEMENT

THIS APPORTIONMENT AGREEMENT (the “Agreement”) is made as of June 6, 20123, by and among: (1) Tributary Funds, Inc., a registered open-end management investment company organized as a Nebraska corporation having its principal place of business at 1620 Dodge Street, Omaha, NE 68197 (the “Company”), on behalf of the Tributary Small Company Fund, Tributary Balanced Fund, Tributary Short/Intermediate Bond Fund, Tributary Income Fund and Tributary Nebraska Tax-Free Fund (each, a “Fund” and collectively, the “Funds”), (2) Tributary Capital Management, LLC, a Colorado limited liability company (“Tributary”), and (3) First National Advisers, LLC, a Nebraska limited liability company having its principal place of business at 14010 FNB Parkway, Omaha, NE 68154 (“FNA”).

RECITALS

A.	Tributary serves as investment adviser to the Funds.

B.	FNA serves as sub-advisor to the Tributary Balanced Fund, Tributary Short/Intermediate Bond Fund, Tributary Income Fund and Tributary Nebraska Tax-Free Fund (the “FNA Advised Funds”).

C.	Northern Lights Distributors, LLC (the “Distributor”), serves as distributor for the Funds.

D.	Charles Schwab & Co., Inc. (“Schwab”), the Company and Tributary are parties to the Schwab Mutual Fund Marketplace agreement dated April 18, 2023 (the “Marketplace Agreement”), under which Schwab provides certain services (the “Services’) to the Fund and Tributary with respect to Schwab’s customers who hold shares in the Funds through Schwab’s Mutual Fund Marketplace® platform.

E.	In exchange for Schwab’s performance of the Services, the Company, as provided in the Marketplace Agreement, has agreed to pay or cause to be paid to Schwab a fee in the amount of 40 basis points (“bps”) per month of the net asset value of the Shares held by Schwab’s customers on the No Transaction Fee (“NTF”) Platform pursuant to the Marketplace1 Agreement, subject to a minimum monthly fee (collectively, the “Fee”), and as more particularly provided in Schedule I and II to the Services Agreement (“Schedule I and II”). The Tributary Small Company Institutional Class is the only Fund available on the NTF Platform at this time, but the Company and Tributary reserve the right to add additional funds without modifying this agreement. In addition, the Company has agreed to pay Schwab a fee in the amount of 10 bps per month of the net asset value of the Shares held by Schwab’s customers on the Transaction Fee Platform. All of the Institutional Plus Class of the Funds have been added to the Transaction Fee Platform.

F.	The Funds and Tributary wish to set forth the apportionment of the Fee each party shall be responsible to pay Schwab under the Marketplace Agreement. For purposes of clarification, the Funds shall pay Schwab directly for the portion of the fee payable from them with Tributary being responsible to pay Schwab the remaining amount under the Services Agreement. FNA will then reimburse Tributary for the portion of the fee payable from FNA.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1.        Responsibility of Fee. The amount due to Schwab shall be paid in two payments for the NTF Platform. The first will be direct from the Funds for the 25 bps allowable under the Shareholder Servicing Fee. Tributary shall pay Schwab the remainder of the Fee in accordance with the terms of the Marketplace Agreement. The amount due to Schwab for the Transaction Fee Platform shall be paid entirely by Tributary.

2.        Apportionment of No Transaction Fee Platform Fees. For so long as Tributary is obligated to pay Schwab the Fee under the Marketplace Agreement FNA agrees to reimburse Tributary for one-half of the Fee attributable to the FNA Advised Funds.

3.        Apportionment of Transaction Fee Platform Fees. For so long as Tributary is obligated to pay Schwab the Fee under the Marketplace Agreement, FNA agrees to reimburse Tributary for one-half of the Fee attributable to the FNA Funds.

4.        Apportionment of Fee Among the Funds and Tributary. For so long as the Company is obligated to pay Schwab the Fee under the Marketplace Agreement, the parties agree that the Funds shall pay 25bps of the fee, apportioned in accordance with each Fund’s respective portion of the Fee, and calculated in the manner set forth in Schedule I and II.

5.        Reference to Agreements. The term of this Agreement and the obligations hereunder shall only continue so long as the Company is obligated to pay the Fee. In the event the amount of the Fee is modified or the Services Agreement is otherwise modified, the parties may mutually agree to correspondingly modify this Agreement.

6.        Amendments. This Agreement may be amended by the written agreement of the parties hereto, including, without limitation, any amendment to the apportionment and reimbursement provisions of Sections 2, 3 and 4; provided, that such amendment shall have no effect on the total Fee owed pursuant to the Services Agreement.

7.        Prior Agreement. Upon the effectiveness of this Fee Apportionment Agreement, the Prior Fee Apportionment Agreement shall terminate.

[Signature page to follow.]

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and first year above written.

TRIBUTARY FUNDS, INC.

By:	/s/ Stephen Wade
Name:	Stephen Wade
Title:	President

TRIBUTARY CAPITAL MANAGEMENT, LLC

By:	/s/ Mark Wynegar
Name:	Mark Wynegar
Title:	President

FIRST NATIONAL ADVISERS

By:	/s/ Kurt Spieler
Name:	Kurt Spieler
Title:	Sr. Vice President